FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 26, 2012

Commission File Number 001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Corp. Reports 1Q2012 Financial Results”, dated April 26, 2012.

2.	Investor Conference Materials entitled, “AU Optronics Corp. First Quarter 2012 Results”, dated April 26, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 26, 2012	By:	/s/ Andy Yang
Name: Andy Yang
Title: Chief Financial Officer

News Release

AU Optronics Corp. Reports 1Q2012 Financial Results

Issued by: AU Optronics Corp.

Issued on: Apr. 26, 2012

Hsinchu, Taiwan, Apr. 26, 2012 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today held its investors conference and announced its unaudited results for the first quarter of 2012(1).

AUO posted consolidated revenue of NT$81,102 million (US$2,749 million) (2), down 9.4% from the previous quarter. Gross profit was -NT$6,449 million (-US$219 million), with the gross margin of -8%. Operating loss was NT$13,485 million (US$457 million), with the operating margin of -16.6%. AUO’s net loss for the first quarter was NT$13,796 million (US$468 million). Net loss attributable to equity holders of the parent company was NT$13,604 million (US$461 million), with basic EPS of -NT$1.54 per common share (-US$0.52 per ADR).

1Q2012 Result Highlights

AUO’s unaudited consolidated results for the first quarter of 2012 were highlighted as below:

•	Revenue was NT$81,102 million, down 9.4% quarter-over-quarter

•	Net loss was NT$13,796 million

•	Basic EPS was -NT$1.54 per common share

•	Gross margin was -8%

•	Operating margin was -16.\6%

•	EBITDA (3) margin was 8.2%

In the first quarter of 2012, shipments for AUO’s large-sized panels reached around 27.3 million units, up by 1.8% quarter-over-quarter. Shipments for small and medium-sized panels were around 36.7 million units, down 21.1% quarter-over-quarter.

Due to the seasonal weakness in panel demand, the Company’s revenue in the first quarter declined compared to the fourth quarter of last year. Nonetheless, because of effective cost control by AUO’s management team, the operating margin and EBITDA margin improved sequentially over the previous quarter.

Looking forward to the second quarter, some of AUO’s products that have been in development for a long time, such as the panels with new sizes or the products applying new display technologies, are expected to kick off mass production consecutively. The Company hopes the introduction of these new products could help it establish a base to capture the peak-season demand in the second half of this year, and meanwhile help improve revenues and shipments quarter over quarter.

(1)	All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”).
(2)	Amounts converted by an exchange rate of NTD29.50:USD1 based on Federal Reserve Bank of New York, USA as of Mar. 31, 2012.
(3)	EBITDA=Operating Income +D&A, that is, operating income before depreciation and amortization.

# # #

ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is one of the world’s leading providers of display and solar total solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.2 inches to 71 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for two consecutive years from 2010 to 2011. AUO generated NT$379.7 billion (US$ 12.54 billion) in sales revenue in 2011. For more information, please visit AUO.com.

*	2011 year end revenue converted at an exchange rate of NTD30.27:USD1.

2

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management’s expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled “Risk Factors” in our Form 20-F filed with the United States Securities and Exchange Commission on May 3rd, 2011.

For more information, please contact:

Freda Lee	Yawen Hsiao
Corporate Communications Division	Corporate Communications Division
AU Optronics Corp.	AU Optronics Corp.
Tel: +886-3-5008800 ext 3206	+886-3-5008800 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: freda.lee@auo.com	yawen.hsiao@auo.com

3

AU Optronics Corp. First Quarter 2012 Results Investor Conference Safe Harbor Notice • The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations. • Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates. • In addition, any financial information contained herewithin is presented in conformity with accounting principles generally accepted in the Republic of China (“ROC GAAP”). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America (“US GAAP”). • Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise. • Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics’ forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU Optronics’ Annual Report on Form 20-F with respect to the year ended December, 2010 filed with the United States Securities and Exchange Commission.

Consolidated Income Statement

Amount : NT$ Million Except Per Share Data

	1Q'12		4Q'11		QoQ %	1Q'11	
Net Sales	81,102	100.0%	89,505	100.0%	(9.4%)	93,230	100.0%
Cost of Goods Sold	(87,550)	(108.0%)	(99,798)	(111.5%)	(12.3%)	(99,500)	(106.7%)
Gross Loss	(6,449)	(8.0%)	(10,293)	(11.5%)	(37.4%)	(6,270)	(6.7%)
Operating Expenses	(7,037)	(8.7%)	(7,201)	(8.0%)	(2.3%)	(7,957)	(8.5%)
Operating Loss	(13,485)	(16.6%)	(17,494)	(19.5%)	(22.9%)	(14,227)	(15.3%)
Net Non-operating Expenses	(544)	(0.7%)	(4,547)	(5.1%)	(88.0%)	(364)	(0.4%)
Loss before Tax	(14,029)	(17.3%)	(22,041)	(24.6%)	(36.3%)	(14,591)	(15.7%)
Net Loss	(13,796)	(17.0%)	(20,986)	(23.4%)	(34.3%)	(13,899)	(14.9%)
Attributable to:							
Equity holders of the parent company	(13,604)	(16.8%)	(20,675)	(23.1%)	(34.2%)	(13,978)	(15.0%)
Minority interest	(192)	(0.2%)	(311)	(0.3%)	(38.4%)	79	0.1%
Net Loss	(13,796)	(17.0%)	(20,986)	(23.4%)	(34.3%)	(13,899)	(14.9%)
Basic EPS (NT$)[a]	(1.54)		(2.34)		(34.2%)	(1.58)	
Operating Income + D&A	6,612	8.2%	4,115	4.6%	60.7%	8,163	8.8%
Unit Shipments (mn)[b]							
Large Size Panels	27.3		26.8		1.8%	28.4	
Small & Medium Size Panels	36.7		46.5		(21.1%)	43.5	

– Unaudited, prepared by AUO on a consolidated basis

(a) Basic EPS was calculated based on the total weighted average outstanding shares of each quarter (8,827m shares in 1Q'12, in 4Q'11 and in 1Q'11) by retroactively adjusting to stock dividend and stock bonus

(b) Large size refers to panels that are 10 inches and above

3

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	1Q'12	4Q'11	QoQ %	1Q'11
Cash & ST Investment	86,567	90,837	(4.7%)	69,563
Inventory	54,185	47,882	13.2%	49,655
Short Term Debt[a]	54,799	54,283	0.9%	38,294
Long Term Debt	196,375	177,876	10.4%	148,649
Equity	206,836	221,277	(6.5%)	267,992
Total Assets	604,606	612,778	(1.3%)	612,373
Inventory Turnover (Days)[b]	53	45		43
Debt to Equity	121.4%	104.9%		69.8%
Net Debt to Equity	79.6%	63.9%		43.8%

– Unaudited, prepared by AUO on a consolidated basis

(a) Short term debt refers to all interest bearing debt maturing within one year

(b) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

4

Consolidated Cash Flow Highlights Amount : NT$ Million 1Q’12 4Q’11 QoQ From Operating Activities (11,940) 7,444 (19,384) Net Loss (13,796) (20,986) 7,191 Depreciation & Amortization 20,098 21,609 (1,512) Net Change in Working Capital (16,568) 5,529 (22,097) From Investing Activities (14,917) (12,321) (2,596) Capital Expenditure (14,367) (12,858) (1,508) From Financing Activities 22,202 12,913 9,289 Net Change in Debt 21,658 10,015 11,643 Net Change in Cash(a) (4,269) 7,416 (11,685) – Unaudited, prepared by AUO on a consolidated basis (a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries Consolidated Revenues by Application – Unaudited, prepared by AUO on a consolidated basis – CP: Consumer products

Consolidated Shipments & ASP by Area – Unaudited, prepared by AUO on a consolidated basis – ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance of each respective quarter Consolidated Small & Medium Panel Shipments by Area & Revenues Shipments in square meter Revenues – Unaudited, prepared by AUO on a consolidated basis – Small & Medium size refers to panels that are under 10 inches

Capacity by Fab 3/2012 6/2012 (F ) F ab Major P roducts Capacity Capacity L 3 (G3.5) 90,000 90,000 S mall/Medium L 3 (G3.5) LTP S 40,000 L TP S 40,000 S mall/Medium L 4 (G4.0) 60,000 60,000 S mall/Medium, TP L 4 (G4.5) LTP S 45,000 L TP S 45,000 NB , S mall/Medium NB, Monitor, L 5 (G5.0) 310,000 310,000 S mall/Medium, TP Monitor, TV, P ublic L 6 (G6.0) 240,000 240,000 Info Dis play Monitor, TV, P ublic L 7 (G7.5) 135,000 135,000 Info Dis play TV, P ublic Info L 8 (G8.5) 60,000 60,000 Dis play – TP : Touch Panel – Capacity based on monthly glass substrate input 9 AUO Proprietary & Confidential www.auo.com ir@auo.com

AU OPTRONICS CORP.

CONSOLIDATED BALANCE SHEET

March 31, 2012 and 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	March 31, 2012			March 31, 2011		YoY
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and Cash Equivalents	2,934	86,567	14.3	69,563	11.4	17,005	24.4
Notes & Accounts Receivables	1,713	50,520	8.4	63,376	10.3	(12,856)	(20.3)
Other Current Financial Assets	61	1,788	0.3	914	0.1	874	95.6
Inventories	1,837	54,185	9.0	49,655	8.1	4,530	9.1
Other Current Assets	398	11,735	1.9	14,323	2.3	(2,588)	(18.1)

Total Current Assets	6,942	204,796	33.9	197,830	32.3	6,965	3.5

Long-term Investments	587	17,316	2.9	18,940	3.1	(1,624)	(8.6)

Fixed Assets	31,728	935,979	154.8	886,040	144.7	49,939	5.6
Less: Accumulated Depreciation	(19,918)	(587,581)	(97.2)	(514,168)	(84.0)	(73,413)	14.3

Net Fixed Assets	11,810	348,399	57.6	371,873	60.7	(23,474)	(6.3)

Other Assets	1,156	34,096	5.6	23,730	3.9	10,366	43.7

Total Assets	20,495	604,606	100.0	612,373	100.0	(7,767)	(1.3)

LIABILITIES
Short-term Borrowings	233	6,885	1.1	890	0.1	5,995	673.6
Accounts Payable	2,640	77,883	12.9	90,907	14.8	(13,024)	(14.3)
Current Installments of Long-term Borrowings	1,624	47,914	7.9	37,404	6.1	10,510	28.1
Current Financial Liabilities	9	258	0.0	723	0.1	(465)	(64.3)
Accrued Expense & Other Current Liabilities	1,400	41,310	6.8	33,642	5.5	7,668	22.8
Machinery and Equipment Payable	594	17,510	2.9	18,869	3.1	(1,360)	(7.2)

Total Current Liabilities	6,500	191,759	31.7	182,435	29.8	9,325	5.1

Long-term Borrowings	5,930	174,934	28.9	121,479	19.8	53,456	44.0
Bonds Payable	727	21,441	3.5	27,171	4.4	(5,730)	(21.1)
Non Current Financial Liabilities	9	261	0.0	307	0.1	(46)	(15.0)
Other Long-term Liabilities	318	9,374	1.6	12,990	2.1	(3,615)	(27.8)

Total Long-term Liabilities	6,983	206,010	34.1	161,946	26.4	44,064	27.2

Total Liabilities	13,484	397,770	65.8	344,381	56.2	53,389	15.5

SHAREHOLDERS’ EQUITY
Common Stock	2,992	88,270	14.6	88,270	14.4	0	0.0
Capital Surplus	3,977	117,322	19.4	116,274	19.0	1,047	0.9
Retained Earnings	(545)	(16,077)	(2.7)	48,345	7.9	(64,421)	—
Cumulative Translation Adjustments	39	1,158	0.2	400	0.1	757	189.1
Unrealized Gain (Loss) on Financial Products	(4)	(116)	0.0	529	0.1	(645)	—
Net loss not recognized as pension cost	(0)	(2)	0.0	(1)	0.0	(1)	46.9
Minority Interest	552	16,281	2.7	14,175	2.3	2,106	14.9

Total Shareholders’ Equity	7,011	206,836	34.2	267,992	43.8	(61,156)	(22.8)

Total Liabilities & Shareholders’ Equity	20,495	604,606	100.0	612,373	100.0	(7,767)	(1.3)

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.50 per USD as of March 31, 2012

AU OPTRONICS CORP.

CONSOLIDATED INCOME STATEMENT

For the Three Months Ended March 31, 2012 and 2011 and December 31, 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	1Q 2012		% of	1Q 2011	YoY	1Q 2012		% of	4Q 2011	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	2,749	81,102	100.0	93,230	(13.0)	2,749	81,102	100.0	89,505	(9.4)
Cost of Goods Sold	2,968	87,550	108.0	99,500	(12.0)	2,968	87,550	108.0	99,798	(12.3)

Gross Loss	(219)	(6,449)	(8.0)	(6,270)	2.8	(219)	(6,449)	(8.0)	(10,293)	(37.4)

Operating Expenses	239	7,037	8.7	7,957	(11.6)	239	7,037	8.7	7,201	(2.3)

Operating Loss	(457)	(13,485)	(16.6)	(14,227)	(5.2)	(457)	(13,485)	(16.6)	(17,494)	(22.9)

Net Non-Operating Expense	(18)	(544)	(0.7)	(364)	49.5	(18)	(544)	(0.7)	(4,547)	(88.0)

Loss before Income Tax	(476)	(14,029)	(17.3)	(14,591)	(3.8)	(476)	(14,029)	(17.3)	(22,041)	(36.3)

Income Tax Benefit	8	234	0.3	692	(66.2)	8	234	0.3	1,055	(77.8)

Net Loss	(468)	(13,796)	(17.0)	(13,899)	(0.7)	(468)	(13,796)	(17.0)	(20,986)	(34.3)

Attributable to:
Equity Holders of The Parent Company	(461)	(13,604)	(16.8)	(13,978)	(2.7)	(461)	(13,604)	(16.8)	(20,675)	(34.2)
Minority Interest	(6)	(192)	(0.2)	79	—	(6)	(192)	(0.2)	(311)	(38.4)

Net Loss	(468)	(13,796)	(17.0)	(13,899)	(0.7)	(468)	(13,796)	(17.0)	(20,986)	(34.3)

Basic Earnings Per Share	(0.05)	(1.54)		(1.58)		(0.05)	(1.54)		(2.34)

Basic Earnings Per ADR(3)	(0.52)	(15.41)		(15.83)		(0.52)	(15.41)		(23.42)

Weighted-Average Shares Outstanding ('M)		8,827		8,827			8,827		8,827

Note: (1)    Unaudited, prepared by AUO based on ROC GAAP

(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.50 per USD as of March 31, 2012
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.

CONSOLIDATED STATEMENT OF CASH FLOW

For the Period Ended March 31, 2012 and 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1Q 2012		1Q 2011
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Loss	(468)	(13,796)	(13,899)
Depreciation & Amortization	681	20,098	22,389
Investment Gain under Equity Method	(2)	(45)	(199)
Changes in Working Capital	(562)	(16,568)	(19,543)
Changes in Others	(55)	(1,630)	8

Net Cash Used in Operating Activities	(405)	(11,940)	(11,242)

Cash Flow from Investing Activities:
Proceeds from Disposal of AFS Investments	11	325	0
Acquisition of Property, Plant and Equipment	(487)	(14,367)	(13,845)
Proceeds from Disposal of Property, Plant and Equipment	1	18	3
Increase in Long-term Investments and AFS Investments	(8)	(240)	(742)
Decrease(Increase) in Restricted Cash in Banks	(12)	(348)	7
Increase in Deferred Assets and Intangible Assets	(4)	(129)	(604)
Increase in Other Assets	(6)	(177)	(169)

Net Cash Used in Investing Activities	(506)	(14,917)	(15,350)

Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(33)	(966)	(293)
Increase(Decrease) in Guarantee Deposits	(1)	(23)	433
Increase in Long-term Borrowings and Bonds Payable	767	22,624	6,898
Change in Minority Interest	19	567	(67)

Net Cash Provided by Financing Activities	753	22,202	6,970

Change in Consolidated Entity	2	68	0
Effect of Exchange Rate Changes on Cash	11	318	(314)

Net Decrease in Cash and Cash Equivalents	(145)	(4,269)	(19,936)
Cash and Cash Equivalents at Beginning of Period	3,079	90,837	89,498

Cash and Cash Equivalents at End of Period	2,934	86,567	69,563

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.50 per USD as of March 31, 2012

AU OPTRONICS CORP.

UNCONSOLIDATED BALANCE SHEET

March 31, 2012 and 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	March 31, 2012			March 31, 2011		YoY
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and Cash Equivalents	1,746	51,513	10.2	32,868	6.2	18,645	56.7
Notes & Accounts Receivables	1,604	47,305	9.4	58,938	11.2	(11,633)	(19.7)
Other Current Financial Assets	52	1,544	0.3	740	0.1	804	108.5
Inventories	1,412	41,660	8.3	37,836	7.2	3,824	10.1
Other Current Assets	298	8,804	1.7	11,481	2.2	(2,677)	(23.3)

Total Current Assets	5,113	150,826	29.9	141,864	26.8	8,962	6.3

Long-term Investments	2,534	74,750	14.8	70,560	13.4	4,191	5.9

Fixed Assets	24,758	730,358	144.7	717,786	135.8	12,571	1.8
Less: Accumulated Depreciation	(16,301)	(480,882)	(95.3)	(422,257)	(79.9)	(58,624)	13.9

Net Fixed Assets	8,457	249,476	49.4	295,529	55.9	(46,053)	(15.6)

Other Assets	1,004	29,605	5.9	20,459	3.9	9,145	44.7

Total Assets	17,107	504,657	100.0	528,412	100.0	(23,755)	(4.5)

LIABILITIES
Short-term Borrowings	122	3,600	0.7	0	0.0	3,600	—
Accounts Payable	2,630	77,587	15.4	85,404	16.2	(7,816)	(9.2)
Current Installments of Long-term Borrowings	1,451	42,798	8.5	32,033	6.1	10,765	33.6
Current Financial Liabilities	3	89	0.0	487	0.1	(398)	(81.8)
Accrued Expense & Other Current Liabilities	955	28,177	5.6	22,833	4.3	5,344	23.4
Machinery and Equipment Payable	351	10,361	2.1	15,441	2.9	(5,080)	(32.9)

Total Current Liabilities	5,512	162,612	32.2	156,197	29.6	6,415	4.1

Long-term Borrowings	4,320	127,442	25.3	88,740	16.8	38,702	43.6
Bonds Payable	727	21,441	4.2	27,136	5.1	(5,696)	(21.0)
Non Current Financial Liabilities	5	137	0.0	294	0.1	(158)	(53.5)
Other Long-term Liabilities	84	2,470	0.5	2,227	0.4	243	10.9

Total Long-term Liabilities	5,135	151,490	30.0	118,398	22.4	33,092	27.9

Total Liabilities	10,648	314,101	62.2	274,595	52.0	39,507	14.4

SHAREHOLDERS’ EQUITY
Common Stock	2,992	88,270	17.5	88,270	16.7	0	0.0
Capital Surplus	3,977	117,322	23.2	116,274	22.0	1,047	0.9
Retained Earnings	(545)	(16,077)	(3.2)	48,345	9.1	(64,421)	—
Cumulative Translation Adjustments	39	1,158	0.2	400	0.1	757	189.1
Unrealized Gain (Loss) on Financial Products	(4)	(116)	0.0	529	0.1	(645)	—
Net loss not recognized as pension cost	(0)	(2)	0.0	(1)	0.0	(1)	46.9

Total Shareholders’ Equity	6,459	190,555	37.8	253,817	48.0	(63,262)	(24.9)

Total Liabilities & Shareholders’ Equity	17,107	504,657	100.0	528,412	100.0	(23,755)	(4.5)

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.50 per USD as of March 31, 2012

AU OPTRONICS CORP.

UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended March 31, 2012 and 2011 and December 31, 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison
	1Q 2012		% of	1Q 2011	YoY	1Q 2012		% of	4Q 2011	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	2,630	77,572	100.0	88,290	(12.1)	2,630	77,572	100.0	84,239	(7.9)
Cost of Goods Sold	2,845	83,918	108.2	95,592	(12.2)	2,845	83,918	108.2	94,616	(11.3)

Gross Loss	(215)	(6,346)	(8.2)	(7,303)	(13.1)	(215)	(6,346)	(8.2)	(10,377)	(38.8)

Operating Expenses	186	5,488	7.1	5,579	(1.6)	186	5,488	7.1	5,687	(3.5)

Operating Loss	(401)	(11,834)	(15.3)	(12,881)	(8.1)	(401)	(11,834)	(15.3)	(16,063)	(26.3)

Net Non-Operating Expenses	(75)	(2,210)	(2.8)	(1,960)	12.7	(75)	(2,210)	(2.8)	(5,796)	(61.9)

Loss before Income Tax	(476)	(14,044)	(18.1)	(14,841)	(5.4)	(476)	(14,044)	(18.1)	(21,860)	(35.8)

Income Tax benefit	15	440	0.6	864	(49.1)	15	440	0.6	1,184	(62.9)

Net Loss	(461)	(13,604)	(17.5)	(13,978)	(2.7)	(461)	(13,604)	(17.5)	(20,675)	(34.2)

Basic Earnings Per Share	(0.05)	(1.54)		(1.58)		(0.05)	(1.54)		(2.34)

Basic Earnings Per ADR(3)	(0.52)	(15.41)		(15.83)		(0.52)	(15.41)		(23.42)

Weighted-Average Shares Outstanding ('M)		8,827		8,827			8,827		8,827

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.50 per USD as of March 31, 2012
(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.

UNCONSOLIDATED STATEMENT OF CASH FLOW

For the Period Ended March 31, 2012 and 2011

(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1Q 2012		1Q 2011
	USD	NTD	NTD
Cash Flow from Operating Activities:
Net Loss	(461)	(13,604)	(13,978)
Depreciation & Amortization	540	15,931	18,725
Investment Loss under Equity Method	42	1,243	1,300
Changes in Working Capital	(430)	(12,692)	(20,367)
Changes in Others	(45)	(1,316)	(7)

Net Cash Used in Operating Activities	(354)	(10,438)	(14,327)

Cash Flow from Investing Activities:
Acquisition of Property, Plant and Equipment	(230)	(6,770)	(8,986)
Proceeds from Disposal of Property, Plant and Equipment	0	2	0
Increase in Long-term Investments and AFS Investments	(32)	(943)	0
Decrease in Restricted Cash in Banks	0	2	0
Increase in Deferred Assets and Intangible Assets	(3)	(96)	(268)
Decrease(Increase) in Other Assets	0	5	(135)

Net Cash Used in Investing Activities	(264)	(7,801)	(9,388)

Cash Flow from Financing Activities:
Decrease in Short-term Borrowings	(27)	(800)	0
Increase in Guarantee Deposits	0	0	307
Increase in Long-term Borrowings and Bonds Payable	533	15,721	4,467

Net Cash Provided by Financing Activities	506	14,921	4,774

Effect of Exchange Rate Changes on Cash	0	5	(651)

Net Decrease in Cash and Cash Equivalents	(112)	(3,313)	(19,592)
Cash and Cash Equivalents at Beginning of Period	1,858	54,825	52,460

Cash and Cash Equivalents at End of Period	1,746	51,513	32,868

Note:	(1) Unaudited, prepared by AUO based on ROC GAAP
(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.50 per USD as of March 31, 2012